JENKENS & GILCHRIST,
                              A PROFESSIONAL CORPORATION
                                   1445 ROSS AVENUE
                                      SUITE 3200
                                DALLAS, TEXAS   75202







                                    June 13, 1995



          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Judiciary Plaza
          Washington, D.C.   20549

          Attention:  Jeffrey P. Riedler, Branch Chief

               Re: Cairn Energy USA, Inc. Amendment No. 1 to Registration Statement on Form S-3 (No. 33-59199)

          Gentlemen and Ladies:

               On behalf of Cairn Energy USA, Inc. (the "Company"), we have this day filed Amendment No. 1 to the Company's Registration Statement (the Registration Statement, as amended, hereinafter referred to as the "Registration Statement") with the Securities and Exchange Commission (the "Commission") pursuant to EDGAR, and we have enclosed copies, including marked copies, of the
          Registration  Statement  with  exhibits  in  accordance with  the
          Commission's rules. We have set forth below the Company's response to the Commission's comment letter, dated June 9, 1995. Defined terms used below have the meaning set forth in the Registration Statement.

          Form S-3 Selling Stockholder

          1. You note that the Escrow Shares will either be released or returned prior to July 1, 1995. This is not correct. We have clarified the discussion in the Registration Statement to reflect that the valuation of the Smith Assets will take place after July 1, 1995 and shall be conducted as of
               June 30, 1995, such effective date to be subject to extension under certain circumstances until December 31, 1995. It is only following this valuation process that the Escrow Shares will either be released to Phemus or returned to the Company.




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          Securities and Exchange Commission
          June 13, 1995
          Page 2




          Documents Incorporated by Reference

          2. The dates upon which the incorporated reports were filed with the Commission are reflected in the Registration Statement.

          Exhibits

          3. Pursuant to the plan of distribution set forth under the caption "UNDERWRITING," the underwriting agreement by and among the underwriters, the Company and the Selling Stockholder is attached as Exhibit 1.1 to the Registration Statement.

          Consents

          4. Currently dated consents of the independent accounts are included in the Registration Statement.

          Form 10-K

          Changes in Prices and Inflation, page 21

          5. The Company had presented additional disclosures in Note 9 to the Company's consolidated financial statements describing the Company's policy with respect to hedging oil and gas prices. Accordingly, the Company believes the disclosures contained in the Form 10-K are accurate and provide all appropriate disclosure concerning the Company's hedging policy. However, the Company will include disclosures with respect to its hedging policy similar to those described in Note 9 to its consolidated financial statements in Management's Discussion and Analysis in future filings.

          Management's  Discussion and Analysis, page 17

          6. The consistent increase in proved reserves is the result of significant discoveries in offshore areas, principally East Cameron Blocks 331/332. The completion of offshore production facilities requires a substantial amount of time. Therefore, reserves discovered in these offshore areas do not reflect production until such facilities are completed. Initial production from East Cameron Blocks 331/332 began in late 1994 and is expected to reach full production in 1995.




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          Securities and Exchange Commission
          June 13, 1995
          Page 3




          7. New production that came on-line in November and December 1994 from the East Cameron, Matagorda and Ship Shoal fields increased accounts receivable at December 31, 1994 by approximately $400,000. Collections of these receivables began in the first quarter of 1995. By March 31, 1995, the relationship between receivables and revenue is more consistent with the Company's past experience and collections from these properties. Because the increase in receivables related to revenues was only temporary, the Company does not believe additional disclosures are required.

          March 31, 1995, Form 10-Q - Management's Discussion and Analysis

          8. Although gas prices declined during the first quarter of 1995, they have subsequently recovered. The Company's average production cost per mcfe was $0.20 in the first quarter of 1995. Therefore, a significant long-term price decline would be necessary to materially impact the economic feasibility of existing wells. As disclosed in Management's Discussion and Analysis, the Company has entered into hedging transactions to mitigate the effects of short-term price declines. Accordingly, the Company does not believe that short-term declines in the price of natural gas, such as those experienced in the first quarter of 1995, will have a significant impact on exploration and development of new producing properties and that current gas prices will enable the Company to complete current planned exploration and development projects. The impact of fluctuating oil and gas prices on the Company is discussed in Management's Discussion and Analysis in the Company's 1994 Annual Report on Form 10-K. Absent a significant and sustained decline in oil and gas prices (which is currently not the case), the Company believes its current disclosures are appropriate.

               If we can be of assistance in facilitating the Commission's review of our responses to the Commission's comments and the Registration Statement, please contact me at (214) 855-4326, William P. Bowers at (214) 855-4340 or Paul W. Talbot at (214) 855-4322, all of this office. You may also contact Fred Miller
          (214) 969-8720 or Chris Robb (214) 969-8556 of Ernst & Young with respect to comments 4 through 8.


                                             Very truly yours,




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          Securities and Exchange Commission
          June 13, 1995
          Page 4





                                             Mark D. Wigder



          MDW/ps
          Enc.
          cc:  James M. Daly, Assistant Director (with encl.)
               Solomon Cromwell, Chief Accountant (with encl.)
               Al Pavot, Assistant Chief Accountant (with encl.)
               Hugh Fuller (with encl.)
               Michael R. Gilbert (with encl.)
               William B.B. Gammell (with encl.)
               Hew Dundas (with encl.)
               Munro Sutherland (with encl.)
               Allen Paul (with encl.)
               Fred Miller (with encl.)
               Chris Robb (with encl.)
               James B. Smith, Jr. (with encl.)
               Daniel Webster (with encl.)
               Tobin Olson (with encl.)
               William P. Bowers (with encl.)
               Paul W. Talbot (with encl.)
               L. Richard McMillan (with encl.)
               Douglas N. Currault, II (with encl.)
























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